Exhibit 10.4

EXECUTIVE DEFERRED COMPENSATION AGREEMENT
INTEREST ACCOUNT

        THIS AGREEMENT, entered into this    6th    day of    December    ,   2005   , by and between    Kenneth Meyers   , (hereinafter referred to as “Executive”) and United States Cellular Corporation, (hereinafter referred to as “Company”), a Delaware corporation, located at 8410 West Bryn Mawr Avenue, Suite 700, Chicago, IL, 60631-3486.

W I T N E S S E T H:

        WHEREAS, the Executive is now and will in the future be rendering valuable services to the Company, and the Company desires to ensure the continued loyalty, service and counsel of the Executive; and

        WHEREAS, the Executive desires to defer a portion of his or her salary and/or bonus for services to be performed in calendar year 2006 until separation from service, disability, death, a specified date in 2007 or later or unforeseeable emergency.

        NOW, THEREFORE, in consideration of the covenants and agreements herein set forth, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto covenant and agree as follows:

1.	Deferred Compensation Agreement. The Company agrees to establish and maintain a book reserve (the “Deferred Compensation Account”) for the purpose of measuring the amount of deferred compensation payable under this Agreement. Credits shall be made to the Deferred Compensation Account as follows:

(a)	Gross Salary Deferral. On each issuance of the Executive’s semi-monthly payroll check for services to be performed in calendar year 2006, (scheduled for the 15th and the last day of each month), there shall be deducted an amount equivalent to _8%_ percent of the Executive’s gross salary (excluding any bonuses) for the pay period which will be credited to the Deferred Compensation Account as of the last day of the month in which such check is to be issued. The first deduction will occur on the Executive’s semi-monthly payroll check dated January 31, 2006.

(b)	Bonus Deferral. On each issuance of a check in full or partial payment of the Executive’s quarterly sales bonus and annual bonus, if any, for services to be performed in calendar year 2006, there shall be deducted an amount equivalent to _0%_ percent of such gross bonus payment which will be credited to the Deferred Compensation Account as of the last day of the month in which such check is to be issued.

(c)	Deemed Interest Credited to Deferred Compensation Account. Commencing on February 28, 2006, and on the last day of each month thereafter until all of the Deferred Compensation Account has been paid, there shall be credited to such Account (before any amount is credited for the month then ending pursuant to paragraphs 1(a) and 1(b)), interest compounded monthly computed at a rate equal to one-twelfth (1/12) of the sum of (a) the average twenty (20) year Treasury Bond rate of interest (as published in the Wall Street Journal for the last day of the preceding month) plus (b) 1.25 percentage points. Quarterly reports which specify the amount credited to the Executive’s Deferred Compensation Account during the previous period (amount deferred plus interest) and the then current balance, shall be provided to the Executive.

(d)	Except as provided in paragraph 2(h), the deferred compensation percentage selected in paragraph 1(a) and/or 1(b) shall be in effect for the entire calendar year. The Executive may not elect to change the percentage until a new calendar year commences.

2.	Payment of Deferred Compensation.

(a)	If the Executive becomes disabled, the Company shall pay the Deferred Compensation Account to the Executive in accordance with the Executive’s payment election in paragraph 2(e). A lump sum payment shall be made or installment payments shall commence (as elected by the Executive in paragraph 2(e)) at the time set forth in paragraph 2(d). For purposes of this Agreement, an Executive shall be deemed to be disabled if the Executive (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan of the Company or one of its affiliates.

(b)	If the Executive dies prior to the total distribution of the Deferred Compensation Account, the Company shall pay such Account, in a lump sum within forty-five (45) days following the Executive’s death, to the Executive’s Designated Beneficiary (as hereinafter defined). However, the Executive may designate in paragraph 2(e) that, if the Executive is married at the time of death, the installment payments specified in paragraph 2(e) shall commence to be paid at the time set forth in paragraph 2(d) or, if previously being paid to the Executive, shall continue to be paid to the surviving spouse after the Executive’s death. If such spouse dies before all payments are made, the balance of the Deferred Compensation Account shall be paid in a lump sum within forty-five (45) days following the spouse’s death in accordance with any secondary beneficiary designations of the Executive or, if no Designated Beneficiary is then living, as provided in paragraph 3(b).

(c)	The Executive must elect in paragraph 2(e) the payment method for receiving his/her Deferred Compensation Account in either a lump sum or in an indicated number of installments. This determination must be made at the time of execution of the Agreement and will apply to the entire Deferred Compensation Account.

(d)	In the event the Executive chooses the installment option, the Executive must inform the Company of the number of installments he or she wishes to receive. The installments will be paid quarterly (not to exceed 20 quarters) commencing with the fifteenth day of the first month of the calendar quarter following the calendar quarter in which the Executive becomes entitled to payment. Installments will then be paid on the fifteenth day of the first month of each succeeding calendar quarter until the entire Deferred Compensation Account, which includes interest earned during the installment period, has been paid. For purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the entitlement to a series of installment payments shall be treated as the entitlement to a single payment as of the date the first installment is scheduled to be paid. If the Executive chooses the lump sum option, such sum must be paid within forty-five (45) days after the date the Executive becomes entitled to payment.

(e)	Election for payment of the Deferred Compensation Account (choose one option):

i)	Lump sum distribution; or

ii)	X	Installment Method. The amount of each installment shall be equal to one- 20th (cannot be less than one-twentieth) of the value of the Deferred Compensation Account immediately preceding the first installment payment, plus accrued interest compounded monthly for the current calendar quarter.

Installment payments (to be completed only if item ii) – Installment Method is selected above):

X shall	shall not

be paid or continue to be paid to the Executive’s spouse after the death of the Executive.

(f)	The Executive must elect in paragraph 2(g) the payment date for receiving his/her Deferred Compensation Account. This date is to be either his/her separation from service, or a specified date in 2007 or later. This determination must be made at the time of execution of the Agreement and will apply to the entire Deferred Compensation Account.

(g)	Election of Payment Date (choose one option):

i)	X	Separation from service; or

ii)	Specified Date: (must be in 2007 or later).

Notwithstanding anything to the contrary in this Agreement, if the Executive is a key employee and is entitled to payment by reason of a separation from service, no payment shall be made from the Deferred Compensation Account before the date which is six months after the date of separation from service (or if earlier, the date of death of the Executive). The aggregate amount of any payments which the Executive cannot receive during the six-month period following the Executive’s separation from service due to being a key employee shall be paid to the Executive within forty-five (45) days after the end of such six-month period.

The determination of whether the Executive is a key employee shall be made in accordance with Section 416(i) of the Code as implemented by the guidance provided by the Treasury for Section 409A of the Code with an identification date of December 31. For all purposes of this Agreement, a “separation from service” shall be a termination of employment within the meaning of the guidance provided by the Treasury for Section 409A of the Code.

(h)	In the event of an unforeseeable emergency, the Executive may make withdrawals from the Deferred Compensation Account but only in accordance with Section 409A of the Code and the related Treasury guidance. An unforeseeable emergency means a severe financial hardship to the Executive resulting from an illness or accident of the Executive, the Executive’s spouse or a dependent (as defined in Section 152(a) of the Code) of the Executive, loss of the Executive’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive. The circumstances that will constitute an emergency will depend upon the facts of each case, but, in any case, payment may not exceed an amount reasonably necessary to satisfy such emergency plus amounts necessary to pay taxes or penalties reasonably anticipated as a result of such payment after taking into account the extent to which such hardship is or may be relieved (a) through reimbursement or compensation by insurance or otherwise, (b) by liquidation of the Executive’s assets, to the extent the liquidation of such assets would not itself cause severe financial hardship or (c) by cessation of deferrals hereunder. Examples of what are not considered to be unforeseeable emergencies include the need to send an Executive’s child to college or the desire to purchase a home. Examples of what may be considered to be unforeseeable emergencies include (i) the imminent foreclosure of or eviction from the Executive’s primary residence, (ii) the need to pay for medical expenses, including non-refundable deductibles and the cost of prescription drug medication and (iii) the need to pay for funeral expenses of a spouse or dependent (as defined in Section 152(a) of the Code).

In the event the Company approves the payment of a withdrawal due to an unforeseeable emergency, (a) such payment shall be made by the Company to the Executive in a lump sum within forty-five (45) days after approval of such request and (b) the deferral elections made in Sections 1(a) and 1(b) of this Agreement shall be cancelled for the rest of the calendar year.

(i)	The Executive may make a subsequent election to delay the timing or change the form of payment, provided that (a) such election shall not be effective until 12 months after the date on which the election is made; (b) except in the case of elections relating to payments on account of death, disability or unforeseeable emergency, the payment with respect to such election must be deferred for a period of not less than five years from the date such payment would otherwise have been made (or, in the case of installment payments, five years from the date the first amount was scheduled to be paid); and (c) such election cannot be made less than 12 months prior to the date of the scheduled payment (or, in the case of installment payments, 12 months prior to the date the first amount was scheduled to be paid.

3.	Designation of Beneficiaries.

(a)	The Executive may designate a beneficiary to receive any amount payable pursuant to paragraph 2(b) (the “Designated Beneficiary”) by executing and filing with the Company during his/her lifetime, a Beneficiary Designation in the form attached hereto. The Executive may change or revoke any such designation by executing and filing with the Company during his/her lifetime a new Beneficiary Designation. If the Executive is married and names someone other than his/her spouse (e.g., child) as beneficiary, the designation is invalid unless the spouse consents by signing the designated area of the Beneficiary Designation form in the presence of a Notary Public.

(b)	If all Designated Beneficiaries predecease the Executive, and if any corporation, partnership, trust or other entity which is a Designated Beneficiary is terminated, dissolved, becomes insolvent or is adjudicated bankrupt prior to the date of the Executive’s death, or if the Executive fails to designate a beneficiary, then the following persons in the order set forth below shall receive the amount which the previous Designated Beneficiary would have been entitled to receive:

i)	Executive’s spouse, if living; otherwise
ii)	Executive’s then living descendants, per stirpes; and otherwise
iii)	Executive’s estate

4.	Miscellaneous.

(a)	Except as provided in paragraph 3 of this Agreement, the right of the Executive or any other person to any payment of benefits under this Agreement may not be assigned, transferred, pledged or encumbered.

(b)	If the Company finds that any person to whom any amount is payable under this Agreement is unable to care for his/her affairs because of illness or accident, or is under any legal disabilitywhich prevents the person from caring for his or her affairs, any payment due (unless a prior claim therefor shall have been made by a duly appointed guardian, committee or other legal representative) may be made to the spouse, a child, a parent, or a brother or sister of such person, or to any party deemed by the Company to have incurred expenses for such person otherwise entitled to payment, in such manner and proportions as the Company may determine. Any such payment shall be a complete discharge of the liability of the Company under this Agreement for such payment.

(c)	This Agreement shall be construed in accordance with and governed by the laws of the State of Illinois.

(d)	The Executive is considered to be a general unsecured creditor of the Company with regard to the deferred compensation amounts to which this Agreement pertains.

(e)	The deferred amounts under this Agreement are unfunded for all purposes of the Code and the Employee Retirement Income Security Act of 1974, as amended.

(f)	The appropriate amounts shall be withheld from any payments made hereunder or from an Executive’s compensation as may be required for purposes of complying with applicable federal, state, local or other tax withholding requirements applicable to the benefits provided hereunder.

(g)	This Agreement contains the entire understanding of the Company and the Executive with respect to the subject matter hereof.

(h)	In the event any provision of this Agreement is held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Agreement, and the Agreement must be construed and enforced as if the illegal or invalid provision had not been included.

(i)	This Agreement is intended to comply with provisions of Section 409A of the Code, as enacted by the American Jobs Creation Act of 2004, and this Agreement shall be interpreted and construed accordingly. The Executive and the Company agree that the Company shall have sole discretion and authority to amend or terminate this Agreement, unilaterally, at any time in the future to satisfy any requirements of Section 409A of the Code or guidance provided by the Treasury to the extent applicable to the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

UNITED STATES CELLULAR CORPORATION
By:

EXECUTIVE
/s/ Kenneth R. Meyers

[Type Name of Executive]